Exhibit 99.1

Intchains Group Limited Announces Updates to Its ETH Activities and Holdings of over 5,000 ETHs

Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), an innovative altcoins development company that primarily focuses on providing integrated solutions consisting of high-performance computing ASIC chip products for altcoins, and on acquiring and holding ETH-based cryptocurrencies as its long-term asset reserve to support its Web3 industry development initiatives including actively developing Web3-based applications, today announces updates to its ETH activity and holdings.

During the period between September 30, 2024 and November 28, 2024, the Company acquired approximately 915.3 ETHs for approximately RMB20.7 million (US$2.9 million) in cash, at an average price of approximately RMB22,626 (US$3,123) per ETH, inclusive of fees and expenses. The ETH purchases were made using our cash flows.

As of November 28, 2024, the Company, together with its subsidiaries, held an aggregate of approximately 5,066.6 ETHs, which were acquired at an aggregate purchase price of approximately RMB107.0 million (US$14.8 million) and an average purchase price of approximately RMB21,117 (US$2,914) per ETH, inclusive of fees and expenses.

About Intchains Group Limited

Intchains Group Limited is an innovative altcoins development company that primarily focuses on providing integrated solutions consisting of high-performance computing ASIC chip products for altcoins, and on acquiring and holding ETH-based cryptocurrencies as its long-term asset reserve to support its Web3 industry development initiatives including actively developing Web3-based applications. For more information, please visit the Company’s website at: https://intchains.com.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2455 on November 22, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Redhill

Belinda Chan

Tel: +852-9379-3045